Exhibit 99.1

Can-Fite’s CF101 Granted Patent in Japan for Intraocular Pressure a Key Cause of Glaucoma

●   CF101’s Phase II glaucoma trial recently completed enrollment

●   Glaucoma market is estimated to reach $3 billion by 2023

PETACH TIKVA, Israel, December 17, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, announced today that the Japan Patent Office has granted the Company a patent for its lead drug candidate CF101 for the reduction of intraocular pressure (IOP) in a patent titled, "A3 adenosine receptor agonists for the reduction of intraocular pressure." CF101 is an A3 adenosine receptor (A3AR) agonist that binds to A3AR, which is known to be over-expressed in inflammatory cells. Can-Fite has been granted a similar patent in the U.S. for IOP and has pending applications in other key global markets.

Can-Fite’s subsidiary OphthaliX (OTCQB: OPLI) is currently conducting a Phase II trial of CF101 for the treatment of glaucoma in Europe and Israel. Patient enrollment has been completed and top line results are expected in mid-2016.

Increased pressure in the eye, or IOP, is a leading cause of glaucoma, which can damage the optic nerve and cause vision loss. While most glaucoma drugs currently on the market are generic eye drops, CF101 is one of only a few oral drugs in development for the treatment of this disease. An estimated 3 million Americans have glaucoma. The treatment market for glaucoma in the seven major markets was estimated to be $2.4 billion in 2013 and is estimated to reach approximately $3 billion by 2023 according to GlobalData.

“We are building our intellectual property assets for CF101 in the treatment of glaucoma, a leading cause of blindness. There is no cure for the disease and we believe our treatment alternative would offer benefits including oral administration and an excellent safety profile. Through a Phase II trial, we are advancing CF101 for this important indication,” stated Can-Fite CEO Dr. Pnina Fishman.

About CF101

CF101, an A3 adenosine receptor (A3AR) agonist, is a novel, first in class small molecule orally bioavailable drug which binds with high affinity and selectivity to the A3AR, which is known to be over-expressed in inflammatory cells. The drug acts as a neuro-protective agent and prevents apoptosis of retinal ganglion cells.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 drug candidate is currently under advanced clinical development, preparing to enter Phase III trials for two indications, rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug CF102 is in Phase II trials for patients with advanced liver cancer and is being investigated as a potential treatment for non-alcoholic steatohepatitis (NASH). CF102 has been granted Fast Track Designation as a second line treatment for hepatocellular carcinoma (HCC) by the U.S. FDA. It has also received Orphan Drug Designation for the treatment of HCC in the U.S. and Europe, as well as being approved for Compassionate Use by Israel’s Ministry of Health. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company's CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication.  These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114